REGAL REXNORD CORPORATION
SIGNIFICANT SUBSIDIARIES
AS OF
JANUARY 1, 2022

Significant Subsidiary	State/Country of Incorporation
Arrowhead Systems, LLC	Wisconsin
Cambridge International, Inc.	Delaware
Centa MP Shanghai Co Ltd	China
EuroFlex Transmissions (India) Private Limited	India
Land Newco, Inc.	Delaware
RBC Foreign Manufacturing BV	The Netherlands
Regal Beloit America, Inc.	Wisconsin
Regal Beloit (Changzhou) Co., Ltd.	China
Regal Beloit Italy SPA	Italy
Regal Beloit (Wuxi) Co., Ltd.	China
Regal Switzerland Manufacturing GmbH	Switzerland
Rexnord Canada Ltd	Canada
Rexnord FlatTop Europe Srl	Italy
Rexnord Industries LLC	Delaware
Rexnord Kette GmbH	Germany
Rexnord Tollok Srl	Italy